Exhibit 99.5

INFOSYS TECHNOLOGIES
Q4 & FY-03 RESULTS EARNINGS CALL
6:00pm IST, 10 APRIL, 2003

Moderator: Good morning ladies and gentlemen, and welcome to the Infosys Technologies fiscal year 2002-2003 conference call. At this time all participants’ are in listen only mode. They would be open during the question answer session. This call is being recorded at the request of Infosys Technologies. Participants who have any objections for such recordings may disconnect at this time. I will now return the call over to Mr. Ganapathy, Investor Relations Officer. Mr. Ganapathy you may begin.

Ganapathy: Thank you Alpha. Hello everyone, good morning, good evening where ever you are joining us from around the world. Thank you for joining us today to discuss the results for the quarter and year ended March 31, 2003, which is our fiscal year 2002-2003. I am P. R. Ganapathy, known as Guns, and I handle Investor Relations for the US based in Fremont, California. I have joining me on this call today Mr. Nandan Nilekani, President and CEO from a conference room in Bangalore with the members of the senior management team. We will begin with a short statement by Mr. Nilekani and then turn it over to other members of the management team and then open it up for questions. Before handing it over to Mr. Nilekani I would like to caution that anything we say that refers to the future must be read in conjunction with the risks that we face, and those risks can be found in our filings with the SEC, most lately our Form S3 as well as our Form 6K that is filed for the quarter ended December 31, 2002. I would now like to hand it over to Mr. Nandan Nilekani, President and CEO of Infosys.

Nandan Nilekani: Thank you Guns. I would like to welcome all of you to this analyst call for the quarter and year ended March 31, 2003. We have had a good performance in the quarter and in the year and we have met our guidance in spite of a very challenging environment. Our fourth revenues were at $216 million, up 54.7% from the corresponding quarter last fiscal and earnings per ADS was at 40 cents as compared to 32 cents in the corresponding quarter in the last fiscal. We added 28 new clients during the quarter and a gross addition of 1539 employees including 363 lateral hires, leading to a net addition of 1298 employees for the quarter. Now we have also given the outlook for the next financial year and for the first quarter of the next financial year. For the quarter ending June 30, we expect revenues between $220 million to $222 million and this is on a consolidated basis both Infosys and Progeon, and for the year we are looking at between $946 million to $963 million for the financial year, out of this $930 million to $945 million is the revenue from Infosys and $16 million to $18 million is the range for the revenue from Progeon, and based upon this we expect consolidated earnings per ADS to be between 40 and 41 cents for the quarter ending June 30 and between $1.70 and $1.73 for the fiscal year ending March 31. Now this has been very challenging year. We have had a lot of challenges both in terms of the world macroeconomic situation, we had a certain amount of dislocation in the month of June and July because of the Indo-Pak crisis escalation and recently we have had challenges and travel dislocations because of the war and the SARS phenomenon in Asia. At the same time we believe this is a year that offshore outsourcing has become mainstream and every company which is trying to reduce costs and still have quality and deliver time to market is looking at Infosys and the Infosys business model, hence even though the overall scenario has been pretty challenging I think our industry has benefited from the trends in the market place. At the same time the level of competitive intensity in our business has gone up both from the India based service providers as well as the incumbent IT companies in the west now realizing that the global delivery model is the only way to go and therefore they are coming in a big way and therefore there is a lot of competition in the market and that in turn is leading to pricing pressures. So, our customers on the one hand are getting very competitive bids and they are also keen to look at how their cost can be reduced, because their business itself is not doing well and therefore we have had pricing pressure and in the last year our net margins quarter by quarter dropped from 30% in Q1 of the financial year to 25.4% in the fourth quarter of the financial year. Going forward, based on the estimates that we have given you we have said that the earnings will be between 23.5% to 23.9% net margins on next year’s top line revenue between $946 million to $963 million. We believe that we have built our financial model for the next year which looks at all our revenues, which looks at all our pricing pressures, which looks at our costs, and we have factored in the uncertainty in the market place and after computing all this we have published our guidance for the quarter and for the year, and as you all know, Infosys is absolutely committed to ensuring that when we give a guidance to the market it is something that we have every intention of ensuring that we meet. And therefore I think we have chosen this guidance with a lot of thought, lot of analysis, and lot of care.

With this I will request my colleague Kris Gopalakrishnan to continue his comments on this quarter and this financial year.

Gopalakrishnan: Thanks Nandan. Our utilization has been high, 82% excluding trainees, and what makes this very attractive is that we have added 5500 employees gross this year, and in spite of adding so many employees we have been able to keep the utilization so high. We have added the employees just in time as the business requires. So, we have been able to scale up the organization and make sure that it responds to the business needs as quickly as possible.

Our fixed priced projects year-on-year, i.e. from financial year 2002 to financial year 2003 has gone up to 36.7% of revenues from 31.6% of revenue. Our effort onsite offshore on an annual basis has gone up from 30.7% of total effort to 33.7%. So, onsite has actually gone up and just looking at the fourth quarter it is 34.3% and the third quarter it was 34%. So, probably it is starting to stabilize now.

The client concentration is much more favorable to the company. The top client is 6.1% of the revenue. We have 115 million-dollar clients, 41 five-million-dollar clients, 16 ten-million-dollar clients, 9 twenty-million-dollar clients, 3 thirty-million-dollar clients, and 2 forty-million-dollar clients. The last quarter we had 99 million-dollar-clients. So, we have actually grown our existing accounts faster and we are able to leverage different services the company has to expand deeper into the clients.

The last quarter’s revenue growth comprised of a volume growth of 12.8% offset by a price decline of 5.1% and all through the financial year 2003 we have had double digit volume growth. So, our growth in existing accounts, addition of new accounts, etc have been very good. In fact we have 28 new clients added in the last quarter. Clients were added across all the vertical industries in which Infosys operates, financial services, engineering and hi-technology, manufacturing, retail, some of the new verticals like life sciences and pharmaceutical. Our banking group has done extremely well. On top of a good financial year 2002, they have had a growth of about over 50% in 2003 also. So, they grew faster than the rest of the business. Like I said in the year we have added 5500 gross employees. The net addition in the last quarter alone was 1298, almost 1300 employees. So, we continued to grow the number of employees. Today the company is 15,356 employees strong. Currently we have capacity for, i.e. physical infrastructure capacity 16,970 professionals. Again, we are able to add the required capacity just in time for the business just ahead of the business need, showing that the company is able to scale up very well according to the business requirements and our investment into infrastructure and things like that is just in time for the business requirement. Mohan.

Mohandas Pai: Thank you Kris. In the fourth quarter revenues grew sequentially by about 8% and gross profit grew by 3.7%. The reason for a slow growth in gross profit as compared to revenues was a fact that there was a pricing decline of approximately 5%. Operating income was at 3.8% consequently and net income was at 1.6%. We had a decline in non-operating income of approximately 19.8% because the exchange variation that is booked under this head was lower than the previous quarter. On a consolidated basis for the entire year, top line grew by about 38.3% from $545 million to $753.81 million. The gross profit by 33.6 and SG&A grew faster then the growth in the revenues went up from 13.1% to 15.1% of our revenues. The reason is that S&M grew by about 2.8% higher considering the investment that we have made in the higher number of client facing people, which enables us to grow faster for the current year. Operating income for the full year was 29% as against 32.8. The net income at 25.9 as against 30.2. Our balance sheet continues to be liquid. On a balance sheet footing of $704 million, we had $354 million of cash. We spent $43 million on capex for the entire year and added about $143 million to our cash balance. The cash balance went up from 210.49 to 354. If you look at our projections for the next year, we are projecting revenue between $935 million and $949 million1, a growth of 26.5% and a EPS growth between 1.67 to 1.70 showing a growth of 14.8%. The liquidity continues to be strong. We have taken several steps to mitigate the pricing pressure. We have ensured that SG&A will not rise to the same extent the next year and we intent to bring it bring it down as a percentage of revenue by making use of existing capacity in the sales organization. We will take steps to proactively cut costs wherever applicable to ensure that margin pressure is reduced. Over to you Guns.

Ganapathy: I think we are now ready to take some questions.

Moderator: Thank you. We will now begin the question and answer session. If you have a question you will need to press the 1 on your touchtone phone. You will hear an

1 Editor comment: This is an inadvertent error. To be read as “non consolidated net revenue for the fiscal year ending March 31, 2004 to be in the range of $930 million to 945 million”

announcement you have been placed in queue. If your question has been answered, and you wish to be removed from the queue, please press the pound sign. Your questions will be queued in the order of your seat. If you are using a speaker phone please pick up the handset before pressing the numbers. Once again if there are any questions, please press the 1 on your touchtone phone. One moment please. We have George                from                with the first question. Please speak your question.

George: Yes thank you, I missed the very beginning of the call, so if you have discussed this, my apologies, but I wondered if you could sort of break out in a little bit more detail the factors contributing to the margin pressure, obviously there is the impact of sales and marketing rising ahead of revenues, there is also looks like there is about year over year in the quarter about 250 basis point of gross margin pressure and you said price pressure. What was the negative price impact in the quarter and how much of that is coming from competitors particularly the traditional US firms under cutting your pricing versus clients just wanting to get a little bit more out of you guys.

Mohandas Pai: I have got some numbers for you, let me take the year-on-year, because that gives a much better secular trend. The price variance led to a drop in the gross margins by 1.4%. The onsite mix, typically we make a greater percentage of gross margin on business offshore than onsite, and this year we saw a 3% increase in onsite, that led to a negative gross margin impact of 2%. Improvement in utilization from 72.9% to 82.2% led to an improvement in the gross margin by 1.2% due to reduced bench cost. Overall, the drop in gross margin for the year was some 46.2 to 44.7, was 1.6%. Our SG&A grew faster than rest of the business, it had an impact of 2.3%, the reason was that the increase in the number of clients facing people spent more money on the brand. Increase in the number of client facing people and spending more money in the brand had an impact of 1.5%. The drop in operating margin thus was 3.5%, consisting of increased spending on sales and marketing of 2.3% overall net, and drop in gross margin by 1.6%. non-operating income came down by 0.2, because we made a provision of investment to the extent of 0.5% of revenues. You take these three factors, net income came down from 30.2 to 26%, i.e. 4.1%. I would like to ask my colleague Basab to speak about the impact of any US companies on pricing, how the pricing environment is there in the market place.

Basab: The question that you asked was what the impact on pricing due to competition, how does the domestic competition compared with global system integrators and outsourcers. I would say at this stage, we are seeing most of our competition from our traditional competition in India, but really the trend is certainly is towards seeing more competition from global system integrators and global system outsourcing companies. That is really not the whole story, because that is when we are competing for business, there are also situations where we are not sort of competing directly, but existing clients as our business with them grows or as they feel that the market rates have dropped, will try to re-negotiate contracts with us, and even if they don’t sort of openly do an RFP or bid it out, they will certainly come back to us and ask for a better price, and that is also leads to lower prices.

George: Okay, so I guess just a followup a little bit, is there, are the global you said the trend is for more competition from the global systems integrators and outsourcers, do you see then gaining more traction, gaining you know accelerating their penetration, given that they are becoming more focussed on offshore then say two or three quarters ago?

Basab: Yes more, but again I would like to reiterate that most of our competition is still a traditional India based competition.

George: Okay. And then I guess just looking ball-parking the guidance that you are giving, least in US dollars for next year, you know obviously the growth on the top line is slowing a little bit but still you know still respectable the earnings per ADS you know mid upper teens kind of year-on-year growth of fiscal 04, can you give a little bit more on terms of what is going to be impacting margins, you know have the earnings per ADS be up so much lower than the top line particularly if your talking about being very focussed on trimming SG&A, or is that just gonna be continuing pricing pressure and continuing expectations of competition?

Mohandas Pai: First of all in fiscal 2003 we have got a gross margin of 44.7%, we anticipate the gross margin to go down to 41.5 there about, and the reason is that the average for the full year is higher than the gross margin for the fourth quarter. For the fourth quarter the gross margin was less a bit because of pricing pressure and we have taken that the prices in the fourth quarter and build the model. For example, in the fourth quarter we had a gross profit of something like 43%, so you are seeing a decline from 43% in the fourth quarter to 41.5% for the entire year in 2004. We have suffered a decline in the prices in the fourth quarter. We have grown in revenues more than we anticipated because of growth in business from clients who give us substantial amount of business and who decided to ensure that they got the benefit of economies of scale. If you look SG&A, in the fourth quarter it was at 14.9% and for the full year it is 14.8%. We anticipated it will go down by about 100 basis points, basically because sales and marketing would be controlled very tightly. We have made substantial investments in fiscal 2003, and we have built a good team of people. We anticipate that we shall get the benefit of this investment in this current year and in the future years. So there will be a saving of 100 basis points to make for this margin decline. The operating income last year was 29.2%, we anticipate it will come down to something like 27 and odd percentage. The reason is that the gross margin has declined and we have made up a part of it through reduction in SG&A. Nonoperating income is 2.4% for the full year and for the last quarter it was at 2.6%, for the next year we have not anticipated any exchange differences, that is, any income that could arise because of any forward sales of dollar when you convert into Indian rupees. Therefore, the nonoperating income is also coming down. At the operating income level, the decline we anticipate is around 200 basis points. At the net income level, the decline we anticipate will be something like 250 basis points, therefore we will have about like you said the mid teens growth in earnings, around 1.69 to about 1.70.

Male participant: Okay thank you. I will let some of the folks get on the call.

Moderator: Our next question comes from Cynthia Hillson from RBC Capital Market. Please state your question.

Cynthia: Hi. I just wanted to go over, I know we spent a lot of time already talking about margins, but could you talk about wage increases and kind of what is happening on in terms of the competitive environment to hire the right people. Is it being increasingly competitive, and what type of wage increases can we anticipate, maybe not just for the next 12 months, but kind of be on that timeframe.

Mohandas Pai: We do not anticipate any wage increase overseas, that is onsite to India. Within India, we anticipate, we have moved on to being a role-based organization. We have mapped out peoples roles in various bands, and we have not promoted people for the last two years. We have decided to give people their due, and therefore promotions and salary hikes will be taking place in India only. Therefore, the impact of this wage hike will be one percentage point on the cost of sales. Cost of sales will go up by 1% point because of any wage hike. As regards to wage pressure within India, at the entry level, at the trainee level, there is no wage pressure. In fact, the trainee cost would be coming down, but the middle level, the project manager level, between three to five years of experience or may be three to seven years of experience, there is keen competition because the high growth level for the industry here and there is some wage pressure, but we anticipate the total impact will be limited to 1% of revenue for the next 1 to 1.4% of revenues for the next year, and a great part of this wage increase would be variable, depends on achievement of certain revenue target, and this variability will ensure that we are protected in the down side.

Cynthia: Great. May be just as a quick followup, are you finding any increased behavior from competitors trying to hire away kind of more the mid level, project level folks, because that is exactly where we are hearing the more the pressure is. Is there, you know, some kind of crazier activity as competitors trying to hire these people away, or is it just kind of the natural course of business because returns are good that these people deserve higher wage increases.

Mohandas Pai: I understand the question, I understand the context in which the question is being asked, and I will say that there are around, at this point in time, around 250,000 to 270,000 software people in the software export industry located within India. So, if somebody were to come here and hire a 1000 a couple of 1000, it is not going to have a material impact on the total wage structure. I think the whole industry can wait it out and this is not going to have a great impact, but I need to add that for the last five years there has been a great demand for project managers who have got like I said three to five years or three to seven years of experience, and in this area I would personally anticipate for the next one or two years, there will be some wage pressure, but this is something that is manageable. As far competitors hiring away our people, our attrition rate for this year has been about 6.9%, the same as last year, and we notice that people with experience of more than three year do not leave us as much as possibly people with lesser experience, and even for people with lesser experience, people do leave us sometimes because they want to pursue higher education and not for many other reasons.

Cynthia: Thank you very much.

Moderator: Our next question comes from Michael Brown from Lombard, please state your question.

Michael: The question is, if the company aware that if not able to continue to sustain their margins that the valuation of the company will continue to contract and that it is very very important that their margins and their business plan reflect the changing pricing environment.

Mohandas Pai: Well, we have contemplated the changing pricing environment and put that into our model, and we do believe that whatever could be anticipated based up on current trends, based up on current pricing trends, based up on the portfolio of the clients that we have, and the rates that we charge, has been input into the model. We are proactively taking steps to reduce costs wherever possible and get the benefit of greater economies of scale. We have more than 15000 people in India. We are also trying to reduce the impact of any decline in prices by going up the value chain, you will notice that in the fourth quarter our enterprise solution group has done extremely done, and in fact they are at 14% of revenues, which is an all time high, coupled with consulting group of 3.9%, approximately 18% of revenues in the fourth quarter came from high end services like the enterprise solutions as well as consulting. This has mitigated to some extent the decline in prices. But I would like to point out that we would continue to be profitable even at this price level. We would continue to have reasonably good margins and because we are at such levels the competitive pressure in the market for others would be far greater. So, I think, one of the things possibly all of us need to look at is how will this kind of a pricing impact other players in the market who do not have the same global delivery model that we have.

Michael: But, just a followup, it is my understanding that your forecast for March 04 is for approximately a 300 basis point decline in gross margin, and only a 100 basis point decline in SG&A.

Mohandas Pai: Is for the decline of 300 basis points in gross margins, which is reduced by a 100% decline in SG&A, yes. The impact at the operating level will be approximately 200 basis points.

Michael: Thank you.

Moderator: Our next question comes from Girish Pai from SSKI, please state your question.

Girish: I was just wondering how much of your guidance is back ended, like how much of growth you are expecting in the second half of the current year in FY04, because when I look at your first quarter guidance it is like almost flattish to, you know, flattish growth at the PAT level, so I was just wondering how much of it is back ended.

Mohandas Pai: You would have noticed that the first quarter growth target is 220 to 222, so obviously more of the growth will come in the third and fourth quarter. The reason for it is like last year, we see the business that is there. There has been a short term impact because of the Iraq war, and the scare was SARS in South East Asia, because people have cut down travels, and we are now ramping up to travel outside and make sure that the business flows are there. So, the growth will come in the second half, in the first quarter we have said, it is going to be 220 to 222.

Girish: Okay. And, you have been giving one piece of statistic in the past, that is, project start numbers, and I was wondering whether you have a number for the current, the March quarter that has gone by. What has been the project start number.

Mohandas Pai: Q4 is 405. For the full year 1468.

Girish: Okay. Just one last question. What percentage of your revenues are project based, I know that you have a very high repeat business number, but in terms of project based revenues what would that constitute.

Kris: Almost all our revenue is project based expect for the product revenue. Product revenue is about 4.5%.

Girish: Okay, I am talking of non-maintenance related, I suppose, that would be like continuing all along but okay fine, thank you.

Moderator: Our next question comes from Anirudha Dange from the CLSA. Please state your question.

Anirudha Dange: Hi, this is Anirudha Dange from CLSA. Just slightly more on pricing would help if you could give some examples maybe without naming the client about how the price negotiations have gone through I mean I was just trying to understand how pricing has moved over the last quarter because the last quarter is a fairly large drop and how is it likely to move forward? What are the factors that may be the client tries to put forward and what are the factors that you argue to maintain or increase prices.

Basab: Anirudh, this is Basab. First, let me just explain how the impact of pricing manifest itself in a quarter. The two major impacts comes from, one of them comes from existing clients renegotiating rates down. The other comes from the clients that we have acquired in the past at lower than the average billing rates in the company, which expand their share of revenue in that quarter so you know they are just way down the average billing rates for the company. So, I suppose, you are referring to the first one. The reason why an existing client would enter into a renegotiation kind of discussion would be because they feel that what they are paying us and what they can get in the market for a similar value service, that the gap is widened to a level where they are not getting a good deal or they would think that they aren’t. And, since the market rates on IT services have been dropping quite steeply in the last couple of years you know its just a matter of a certain account at a point in time deciding that you know its now at that point in time they should enter into a renegotiation because they think that they are not getting the best deal.

Anirudha Dange: So, out of the 4% decline, which has happened in the quarter, can you just give a ballpark very, very broad ballpark figure as to how much can be theoretically due to the first part and how much because of the second because first is renegotiation and second because the lower revenue client ramping up.

Mohandas Pai: Anirudh, we have taken the price of the fourth quarter because not the average price of the year because you know the fourth quarter price decline is always there and we have assumed a decline in the prices over the next four quarters something like about 1%.

Anirudha Dange: Sir.

Mohandas Pai: What’s that?

Anirudha Daange: Yeah, sorry, I would just want to understand for the fourth quarter, how much the impact is because of the renegotiation and how much could it be because of the new clients coming in at lower rates?

Mohandas Pai: We had about 87% repeat business in the fourth quarter, so quite obviously the impact in prices has come about substantially because of you know scaling up of existing customers and to a lesser degree by new customers.

Anirudha Dange: Okay, thank you.

Moderator: Our next question comes from David Grossman from Montgomery Securities, please state your question.

David Grossman: Good Morning, a couple of things. First, could you talk a little bit maybe about the contacts to the deals you are looking at our or a lot of the deals that you are looking at outsourcing deals that are standalone you know maintenance pieces or development contracts or are they, are you seeing a trend towards bundling a lot of these, particularly the maintenance deals with larger infrastructure outsourcing contracts.

Basab: Let me just rephrase the question, and read back to you. What your question is that the kinds of deals we are seeing, especially on the maintenance side or they more standalone or they broad-based going across the IT organization and larger in size. Is that your question?

David: Well I guess, I am wondering, are the deals that you are saying is a trend towards bundling the maintenance deals in particular with larger, you know, broader scale outsourcing, you know, agreements, or has that really not changed where you are seeing pretty much standalone, you know, large maintenance deals still being out in the market place.

Basab: What we are saying is that there is trend towards bundling a lot of maintenance or ongoing support as well as the development work into a large package and putting out to bid at the same time instead of keep mailing it, and this reflects really the, reflects the confidence of the market in the offshore outsourcing model and they feel comfortable that the model is tested and proven, and they do not need to sort of test the waters before getting into the pool. Of course, the nature of these deals are different. The way they are brought and sold is different. Risk perception is different, and also pricing pressure is different, since, when companies put large bids out there, they expect that that leverage should bring them lower prices.

David: So, is there is a difference that you are saying in terms of pricing pressure between the development business and the maintenance business.

Basab: Well, you know, these large deals, they will come with maintenance and development both bundled, and on that whole bundle, I mean, they will expect flat low pricing.

David: So, how about if we de-couple the businesses that you are saying they are difference in pricing pressure between the development business and maintenance business.

Basab: Is your question that, is there a difference between the pricing pressure on development versus maintenance?

David: Correct.

Basab: Well, that has always been there, and probably in this environment is a little more accentuated. Of course, the fact is that there isn’t a whole lot of development business happening, you know, that becomes discretionary expense, there is not a whole lot happening, but clients tend to be less sensitive to rates on development than on maintenance.

David: So, is the vast majority of the pricing pressure that you are talking about right now relates to the maintenance business.

Basab: No. What I am saying is that, a lot of clients are now bundling both maintenance and development together and putting them out and expecting a flat lower rate for both of them.

David: I see. And perhaps just a quick financial question followup. Mohan, you talked about your assumptions of gross profit and G&A and sales and marketing for the next year, could you perhaps just review those once again, just what kind of margin range you are looking for on the gross profit line as well as G&A on sales on marketing as a percentage of revenue.

Mohan: Yeah. For the last year, the average gross margin was around 44.5% and for the next year, we assume that the gross margin may come down by about 300 basis points, and out of these 300 basis points, obviously, the pricing plays a great role, and we have a increase in our employee cost by 1% of revenues offshore, because of the promotion factor. Our SG&A expenses, we expect it to come down by about 100 basis points. We intent to keep our sales and marketing relatively flat compared to what was there in the fourth quarter so that we can get the benefits of the investment made in fiscal 2003, and of course G&A could come down slightly. So a 300 basis points impact on the gross margin is offset by a 100 basis point savings on SG&A. There could, we anticipated, 200 basis point impact on operating income, which will come mostly because of the pricing pressure, and if you go down the line to the net income, we anticipate the net income could be impacted by around 250 basis points because the nonoperating income could be lower. We have not anticipated any exchange differences in our model that we have, which last year was around 0.5%. So, if you look at the whole model, you will find 300 basis point decline gross profit offset by a 100 basis points benefit in SG&A substantially for S&M and operating income coming down by about 200 basis points for the whole year, and the bottom line is about 250 basis points because nonoperating income could be lower. So, nonoperating income view is based upon what we see right now.

David: I see. And, one last question, just, you did not mention much about the BPO effort, I know it is relatively young, but can you provide us with a quick update on, you know, what progress you have made there, you know, what kind of revenue growth you have seen in the fourth quarter, at least a snapshot of what your expectations are for fiscal 04.

Mohandas Pai: I was waiting for this question. We have done about $2.2 million of revenues in the fourth quarter, and we have earned $150,000 of net income. We have broken even on the BPO on just $2.2 million of revenue and for the full year, we have 4.3 million dollars of revenue and had a loss, net loss of 653,000 dollars, substantially because of start up costs in the first 3 quarters.

Going forward, we anticipate the BPO business will do a revenue of 16-18 million dollars for the whole year and probably give us a net income of something like 10% of revenues. Right now we have about 539 employees. We added 113 employees in the 4th quarter. And we have 5 clients.

The pipeline looks very strong, there has been tremendous amount of enquiries, tremendous number of RFPs have been attended to and we are very enthusiastic about this business going forward and we see strong growth in this business.

David: Can you just give us a quick sense of the type of, you know, business issues in the pipeline, the nature of the functions you are performing?

Infosys: Well, what we have in the pipeline is basically a lot of RFPs out there in the financial services area, in the back office of banks, in the back office of security organisations, in the back office of insurance companies and for F&A work for technology companies, particularly in the areas of sales accounting, accounts payable, etc. These are the areas where people have decided to go in for outsourcing in a pretty big way. The enquiries, the sales cycles are quite long, sometimes 6-9 months. The enquiries have been quite strong, well, I could say that we will be adding on to our clients the next year in a bigger way hopefully than what we have done in the 1st year of operation.

David: Thank you.

Mohandas Pai: Thank you very much.

Moderator: Our next question comes from Michael Dillon of RP Research. Please speak your question.

Michael Dillon: Hi ! I just wanted to know, 2 questions. What percentage of your overall revenues come from prime Contracting relationships, versus sub-contracting and the 2nd question — you talked about 34.3% onsite staff where do u see that fortune in your garden?

Basab: This is Basab, just to answer the prime contracting question. Almost all our business on the services side is prime contracting. Sub-contracting is very minimal way, yes, very minimal and it would certainly be below 5%.

Shibulal: Regarding the onsite offshore ratio, we, I think, last quarter to this quarter, there is a shift of about 0.3%. We are focused to more and more work on offshore. We have stabilized onsite-offshore ratio in an environment where consulting as well as package implementation services are going up. We need to actually grow those services as those are high value-added services and which allow us to give better visibility to clients. Even then, we have been able to contain or manage the onsite offshore issue and we will continue to focus on managing the ratio.

Michael: And just, in order to make guidance, where do you see that 34.3 trending to? Now, what is your functioning model?

Shibulal: At this point I don’t see material change. The average we have assumed for next year is 32%. That is the overall year average

Michael Dillon: And just to come back to the sub-contracting questions, 5% is prime in the services business and in the rest of the business it is all sub-contracting, the rest I take it?

Kris: No what we said was 95-98% of our business is prime. Our relationship is directly with the customer. And less than 5%, may be about 2-3% is where we are sub-contracting.

Michael Dillon: Thank you

Moderator: Our next question comes from Ashish Kumar from Credit Suisse First Boston. Please speak your question.

Ashish Kumar: Thank you so much. Good evening, sir. You know both in the morning India time and again right now management highlighted two things one is there is uncertainty and second that no matter almost implying we will definitely meet the numbers. Clearly there is much more uncertainty on macro economy now than has been in the past. Could you broadly tell us what are your assumptions that you are making either on macro economy or client ramp-up, etc. when you have given this guidance, that is the first question.

Basab: I will answer the general trends and IT related to the macro economic situation. Our assumption is that in the largest market for the IT services, which is the United States the trends would be recessionary for the current year as well, and the IT spends will be flat to down. And, I will hand it over to Mohan for the rest of the question.

Mohan: We have not anticipated or built in any uptake in the economy in to our model, nor there being any, let us say, pricing power available to the industry itself. And, we have not anticipated any situation which is worse off than what we are right now, because if there is any economic condition which is unanticipated which becomes much worse, that we think is a market risk. We try to build in from our knowledge what is available to today, we have not been optimistic. We have taken a very realistic view of economic circumstances.

Ashish: Sure, and just a follow-up question. Usually, when you do a scenario building exercise, you know, we typically get a range, it would be a normal curve, certain optimistic outlook, you know, very pessimistic, and I presume you have either given conservative or realistic outlook. Just at a broad level, is the range quite tight, is it like a just a single digit percentage points or is it quite wide, so if the economies really improve in the second half, we could see a meaningful upside and visa versa.

Nandan: I think, we can’t really say what, you know, all these things, but we can say one thing that we have constructed a model where as Mohan mentioned we are assuming a continued, you know, economy being in the same shape, pricing pressure is built into the model, and competitive intensities built into the model. The model that we have and the numbers that we have given you is something that we have every intention of meeting. As you know, we have a track record of meeting all our statements on estimates for the future, and therefore the model is such that we have every intention unequivocally of meeting what we have said in the model.

Ashish: Sure sir. Thank you.

Moderator: Our next question comes from Perry Queen from Camila Capital, please state your question.

Perry: Good morning. Just to go back for clarification, did I understand that the pricing pressure is greater on the development side than on the applications maintenance side.

Basab: No, what I said was that typically development activity attracts less pricing pressure. However, we are talking about trends. A trend in the market is that companies are bundling development, maintenance, and others IT related activities going across the organization and piece mealing it and putting it all out to bid which really attracts will basically attracts more pricing pressure because of the large volume involved and the leverage that it gives the clients, so I mean if you will look at this whole the package, the development maintenance re-engineering the whole area of application management is what they would put out of it, so an they expect the flat low rate for everything.

Perry: So because though the size of the deal of the contract would become model because they now represent more dollars that’s what creating the pricing pressure for the most part.

Basab: Yes!!!

Perry: OK!!! Secondly when you look at, if I understood correctly you were saying that most of the competition you were still saying was coming from other ............ Your competitors in India if you will more so than, the larger company such as Accenture even though they had talked about going off shore that currently it’s still coming mostly from, your competitors in India.

Basab: That is correct.

Perry: OK !!! And lastly if you could just clarify one further thing on the pricing, can you break out or could you break out with the differences in pricing off shore V/s on shore for you. Just in terms of your average billing rate.

Mohandas Pai: Yeah! Let me give you the pricing decline of on shore and off shore in the fourth quarter, our annual per capita revenues onsite were 1,30,500 dollars and off shore 54,600 dollars I would like to point out one single fact and that is in the fourth quarter of last year the fiscal 2002 the on site was 1,33,900, off shore 55,600 If you take 4th quarter of fiscal 2002 to 4th quarter of 2003 the decline in on-site has been 2.5% decline in off shore has been 1.8% on a blended basis because on-site has gone up in a ratio has been a positive 0.8% but 4th quarter is lesser than the earlier three quarter because in the 2nd & 3rd quarter the prices went up because of the mix. We have taken the 4th quarter rate and built a model from there because the average for the full year is at 1,33,900 and 56,300.

Perry: OK, and if you look at the re-negotiation of contracts by existing customers just into way you contract is that something with you on annual basis which are the conclusion of the contract, how often and when does the customer have the ability to re-negotiate the price.

Basab: Most of our contracts are structured in a way that the client can open up a contract for re-negotiation in the middle of the term.

Perry: Ok, so there is no event, for example another piece of business coming on becoming available for you to bid on that creates that opportunity to re-negotiate price under your contracts.

Basab: Can you repeat the question please?

Perry: Well, My question is it really just the matter of them opening up the discussion or is there a piece of business that normally surfaces that creates that discussion.

Basab: Well, it has to be substantial enough for them to have some leverage to have a discussion, there has to be some competitive intensity and the difference between our existing rates there and what they think they can get in the market has to be also substantial in general there are serious exit barriers, if we have a large enough relationship that prevents them from just, you know, doing in being willful about the rates re-negotiation, so there are lot of factors that play into this including, you know how sticky the relationship is, how well we have done in the past the length of their relationship, there are lot of factors that play into it.

Perry: Given the pricing pressure that you saw the pricing pressure in the last quarter we as customers responding to competitors coming in with more competitive pricing or will you be responding to customers coming to you and say we have this lager piece of business and we expect in order for You have to take, we are gonna bill at slightly lower rate?

Basab: Both.

Perry: One more than the other, or is it the normal balance?

Basab: Yeah normal, you know some companies talked about doing more business with us in the coming year and therefore what could they expect, the other companies talked about you know there is this competitor or that competitor, you know the rates available in the markets may be different from the rates we would charging them, so it is both kinds.

Perry: Okay, one last question, I apologize for dominating this, is that you mentioned that there were customers that came in at very low rates and increased business with you, their percentage of revenues that you were generating from them and that was what was thing that was creating margin pressure. Under circumstances is one of these customers coming in at say below normal billing rates?

Basab: What I said was below average rates, if a client of ours that we have booked in expectation of large book of business and we have given them below average rates, if the share of that clients revenue in our total portfolio increases, it pulls down the total average.

Perry: Again those would be typically very large customers with an opportunity for you to expand business with that customer,

Basab: Correct.

Perry: Okay, thank you very much.

Guns: Okay, Alpha I think we will one last question then sign off.

Moderator: Thank you. Our last question comes James Crawford from                . Please speak the question.

James: Hi. Since the new guidance of $1.70, assume that the competitive pricing pressures are essentially slowing down or leveling off to some extent or possibly increasing?

Basab: I think the pricing pressure is going to continue. I don’t see any reason why it should trend up or down, but again you know it is a complex thing to say how it will impact actually our average rates, it is kind of hard, because what we are looking at is a set of clients with you know a revenue mix which, with a revenue which are small to large and rates that are at different levels. So, in general the trend in the market is going to be that in the market the rates are going to continue to decline because there is an oversupply in the market, so that is the only trend that I can positively say, I don’t see how it will impact us one way or the other.

James: And how much of your new guidance is coming from managing your expenses.

Mohandas Pai: We have assumed a decline of 100 basis points in SG&A expenses.

James: Okay. And, finally, are you guys going to be issuing some additional ADRs in for the US in the near term, I have been hearing something to that effect.

Mohandas Pai: We have filed before the SEC for an ADR issue, a secondary offering, and the status is exactly that at this point of time.

James: Okay great, that is to sort of reduce the disparity between the ordinaries and these ADRs that we have over here. Okay. Thank you gentlemen.

Guns: Okay thank you. Thank you ladies and gentlemen for joining us on this call. As always, the replay will be available an hour after this call. A replay will also be available on our website. A transcript will be available within the next two to three days on our website. I am available at the numbers mentioned in our press release in case you have any questions, and we look forward to speaking with you at the end of our next quarter. Thank you and have a great day.

Moderator: Thank you ladies and gentlemen, this concludes your conference for today. Thank you for participating. You may now disconnect.